Exhibit 1

VALOR INTERNATIONAL

Fibria sets plan to reduce indebtedness and improve productivity

By Stella Fontes | São Paulo

The world’s largest producer of bleached eucalyptus pulp, which also enjoys the lowest raw-material production costs in the planet, Fibria has set in march aggressive plans with short, medium and longterm implications to guarantee its leadership position.

On the financial front, the company launched a share offering that could raise billions and forestry-asset sales that could inject around R$1.5 billion in the company, balancing leverage levels. Under a strategic perspective, Fibria has set an ambitious set of goals for the next 14 years, with economic, environmental and social implications that will orient company’s decisions until 2025, coincidentally twice the life cycle of the eucalyptus, its main raw material.

Already approved by the board and presented along the company’s 2011 sustainability report, the plan set as one of its main goals increasing productivity to 15 tons of pulp per hectare, from today’s yield of 10 tons. Productivity at Fibria already is above the national average, which hovers below 10 tons of pulp per hectare.

This would mean reducing the necessary plantation area by a third while continuing to produce the same volume of pulp. To keep production on current levels, the company could hypothetically free up around 200,000 hectares of forest of the current 600,000 hectares feeding its pulp mills, for example.

Or, if it indeed expands, the company would need less forestry assets than usual — Fibria is preparing to make a decision over a new pulp plant in Três Lagoas, in Mato Grosso state, and also has plans for Veracel, a joint venture with Stora Enso in Bahia state.

Marcelo Castelli, Fibria’s CEO, says the new productivity paradigm depends on improvements in both the forestry and industrial areas, and is not considering the possibility of genetically modified forests gaining approval in Brazil. “Our goals take into account only current technologies using traditional methods of genetic improvement,” he explains. Fibria has two research and development centers, in Jacareí, São Paulo state, and Aracruz, in Espírito Santo, with around 200 dedicated scientists.

Increasing productivity won’t depend only on additional investment. “We’ll use land more efficiently, decreasing our forestry costs and opening land for other uses, while keeping current investment pace but with more focus,” Mr. Castelli notes.

The company maintains it will double carbon-offsetting capacity to 11.1 million by 2025 from 5.5 million in 2011 and restore 40,000 hectares of forests over the same time, according to its already stated forestry goals. By restoring degraded areas with native species, the company is sure it will achieve the goals.

The plan also has among its main goals reducing by 91% the amount of solid residue going to garbage dumps — up from last year’s 50% — and increase to 70% from 5% the number of selfsustainable income generation projects supported by the company. “From six goals, two involve social responsibility. This reinforces how important this theme is for the company,” Fibria’s sustainability general manager Carlos Alberto de Oliveira Roxo says.

Fibria executives recognize they face big challenges against their social responsibility goals. Fibria today is present in 252 municipalities with very diverse human development indexes (HDI). “Our goal is not 100% approval, because we can’t solve ideological issues,” Mr. Castelli explains. “But we want to keep channels open, at least,” he adds.

Studies contributing to the creation of Fibria’s six “macrogoals” for 2025 demanded six months of work and involved 40 professionals in 12 different areas of the company, coordinated by Vale dos Sinos University (Unisinos). According to Mr. Castelli, the company, born in the 2009 merger between Votorantim Celulose e Papel and Aracruz, is already mature enough to take on goals of such magnitude. “I’m convinced we’re progressing towards that.”

While setting into motion its 14-year strategy, the company is also focused on guaranteeing short-term reductions in debt and leverage levels. The proportion between net debt and Ebitda grew last year to 4.8 times from 2010’s 3.6 times. The offer of 86 million common shares, an operation that can raise R$1.25 billion, and the sale of forestry assets to FIP Florestas do Brasil for R$235 million will help achieving this goal.

The company has said in its market filings that 50% of net capital raised with new shares will reinforce cash and the rest will go towards partial or complete payment of financial obligations. “The share offer is not related to our expansion plans,” Mr. Castelli says.